Exhibit 12
CON-WAY INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Year Ended December 31,
(Dollars in thousands)

	2010		2009		2008		2007		2006
Earnings:
Income (Loss) from continuing operations before income tax provision	$16,557		$(90,269)		$134,917		$242,646		$392,309
Add (deduct):
Loss (Income) from equity investment (1)	—		—		—		2,699		(52,599)
Interest expense, net of capitalized interest (2)	59,015		64,440		62,936		42,805		34,791
Interest component of rental expense (3)	6,334		7,305		12,012		8,711		7,384

Earnings (Loss) as adjusted	$81,906		$(18,524)		$209,865		$296,861		$381,885

Fixed Charges:
Interest expense, net of capitalized interest (2)	$59,015		$64,440		$62,936		$42,805		$34,791
Capitalized interest	—		146		645		514		917
Dividend requirement on Series B Preferred Stock (4)	—		3,189		7,134		7,651		8,173
Interest component of rental expense (3)	6,334		7,305		12,012		8,711		7,384

Fixed Charges	$65,349		$75,080		$82,727		$59,681		$51,265

Ratio of Earnings (Loss) to Fixed Charges	1.3	x	(0.2	)x	2.5	x	5.0	x	7.4	x

(1)	The year ended December 31, 2006, includes a gain of $41.0 million for the sale of Menlo Worldwide’s membership interest in its equity investment. In 2007, operating income included a $2.7 million first-quarter loss for the write-off of a receivable related to such sale.

(2)	Includes amortization of debt issuance cots classified in miscellaneous, net for periods prior to 2007.

(3)	Estimate of the interest portion of lease payments.

(4)	Dividends on shares of the Series B cumulative convertible preferred stock were used to pay debt service on notes issued by Con-way’s Retirement Savings Plan. The notes were repaid at maturity in January 2009.